March 14, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (214) 880-3599

Donald F. McAleenan, Esq.
Senior Vice President and General Counsel
Builders FirstSource, Inc.
2001 Bryan Street, Suite 1600
Dallas, Texas 75201

      Re: 	Builders FirstSource, Inc.
Form S-1 filed February 14, 2005
	File No. 333-122788


Dear Mr. McAleenan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General

1. As you know, the audited financial statements and related information including, management`s discussion and analysis and pro forma information, are required to be updated to December 31, 2004.
Your schedule should allow sufficient time for staff review of updated information.
2. We note that you have omitted the price range and number of shares for this offering. To assist you in planning your offering, please be advised that we will need to review the registration statement with this information included prior to effectiveness. We ask that you provide this information and any other non-430A information as soon as practicable to allow for our review. In addition, note that any preliminary prospectus that is circulated must include all non-
430A information, including a bona fide estimated price range.

3. Please provide us with copies of any graphics or photos you intend to include in your prospectus. Understand that we will review these materials and may have comments on them.

Cover

4. Please delete the reference to your underwriters as "Joint
Book-
Running Managers."

Table of Contents, page i

5. Please move the paragraph regarding dealer prospectus delivery obligations to the outside back cover pursuant to Item 502(b) of Regulation S-K.

6. Please delete the information in the third sentence since you are responsible for all information in your prospectus.

Summary, page 1

7. The information in your summary is very detailed and lengthy and provides too much information for summary disclosure. In addition, you repeat some information from your Business section. Your summary should provide a brief overview of the most important aspects of your business and the key aspects of your offering. Please revise accordingly. For example, under Industry Overview and Trends, Our Competitive Strengths and Our Strategy, please consider including just the captions as the disclosure under the captions is better suited for Business section disclosure. Or, if you want to highlight key aspects of your industry, strengths and strategy, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of Securities
Act Release No. 7497.

Our Company

8. We note your disclosure on page 1 that you are one of the top two suppliers of your product categories, whereas on page 2 and elsewhere in the document you state that you are the number one or two building products supplier for single-family residential new construction in approximately 75% of the geographic markets in which you operate. Please revise the disclosure on page 1 to include the geographic limitation that appears elsewhere in your prospectus. In addition, please provide the basis for your statements.

Our Competitive Strengths, page 3

9. We note the discussion of your company`s strengths and subsequent discussion of your business strategy. Please balance the summary by providing an equally prominent summary of your competitive weaknesses. In addition, under Our Company, please provide balancing disclosure regarding your level of indebtedness.

Summary of Historical Financial Information and Other Data, page 8

10. We note your calculation of EBITDA that appears in footnote 1 on pages 8 and 33, as well as in the text on page 22. Please note that income (loss) from discontinued operations and cumulative effect of change in accounting principal, net of tax, are already reflected in net income and should be subtracted from net income in calculating EBITDA. In addition, please revise your table on page 33 to parenthetically indicate loss, rather than income. Please comply with comments on EBITDA throughout your prospectus.

11. We note that you consider EBITDA to be a supplemental measure of operating performance and cash flow. Based on your need for ongoing capital expenditures and debt financing, it is unclear to us how EBITDA could be a useful measure of operating performance. This measure appears to eliminate critical recurring charges that are a necessary cost of your operations. Please provide a more comprehensive explanation of why you believe EBITDA is a useful measure of operating performance.

12. Please include a more comprehensive explanation of why you believe that EBITDA represents a useful measure of operating performance for investors. Please avoid boilerplate conclusions like
"assisting in comparing performance." Please disclose the following:
* The economic substance behind your decision to use the non-GAAP measure;
* The material limitations associated with your use of EBITDA as compared to net income;
* How you compensate for these limitations; and
* The substantive reasons why you believe EBITDA provides useful information to investors.
Refer to Questions 8 and 15 of our June 13, 2003 FAQ on Non-GAAP Financial Measures.

13. We note your statement that management uses EBITDA to measure your cash flows. If management uses EBITDA as a measure of liquidity, you must also reconcile it to the most closely comparable
GAAP measure of liquidity, which is cash flows from operating activities. Please revise. Also, please explain why you believe EBITDA provides useful information to investors regarding your liquidity.

Risk Factors, page 10

14. If any of your debt instruments contain provisions for acceleration of indebtedness upon default under other debt obligations, please include a risk factor discussing this possibility and the company`s ability to repay all accelerated indebtedness simultaneously.

15. We note disclosure on page 39 that for the nine months ended September 30, 2004, sales of lumber and lumber sheet goods increased by 50%, but that 90% of this increase was attributable to price increases. We also note disclosure on page 41 that your gross margin for the year ended December 31, 2003 decreased as a percentage of sales due to increased procurement costs. Please consider providing a risk factor discussing the effect that changing prices have on your profitability.

Non-GAAP financial measures, page 22

16. We note Other (income) expense, net is shown as a reconciling item. However, it is not clear what is included in Other (income) expense, net. Therefore, it is not clear whether this is an appropriate reconciling item. See Question 8 of our June 13, 2003 FAQ on Non-GAAP Financial Measures. Please revise throughout your prospectus, including on pages 38 and F-3.

Use of Proceeds, page 23

17. State the interest rate and maturity of the indebtedness that you intend to repay with the proceeds of this offering. If this indebtedness was incurred within the last year, describe the use of proceeds of the indebtedness other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-
K.

Capitalization, page 24

18. Provide the information required by Item 505(a) of Regulation
S-
K.

Unaudited pro forma financial data, page 26

19. We have noted that your $275 million senior credit facility and
$225 million floating rate notes are at floating rates. Please tell us if you intend to enter into any interest rate swaps with respect to these debt instruments. If so, please consider this in this pro forma financial information.

Notes to Unaudited Pro Forma Condensed Consolidated Balance
Sheets,
page 28

20. In consideration that you apply APB No. 25 and related interpretations in accounting for your employee stock-based compensation costs, it is unclear to us why the payment of $35.8 million to option holders reflected in Item (h) is a debit to retained earnings instead of a compensation expense. Please provide to us the literature you cited for this transaction. We note that paragraph 32 of SFAS No. 123 would be applicable if you followed the fair value method of SFAS No. 123.

Management`s Discussion and Analysis, page 34

21. It appears that gross margins on manufactured products are higher in terms of percentage as compared to distributed products. Separately discuss gross margins for manufactured and distributed products. Address both dollar and percentage amounts. The discussion should be based on the products categories for which revenue information is provided.

Results of Operations, page 37
General

22. Please quantify and discuss the underlying causes for variances in revenue and expense. For instance, identify and discuss the underlying reasons or causes for price and volume increases or decreases. When causes are identified, disclose the dollar amount related to the cause, if practical. For instance, for the nine months ended September 30, 2004 you indicate that selling, general and administrative expense increased $23.9 million largely as a result of higher commissions and bonus. Provide more specific quantification of the increase in commissions and bonuses. See Regulation S-K, Item
303(a)(3)(iii).

23. Discuss how the factors identified under competitive strengths on pages 3 through 8 effected reported revenue and expense for the periods discussed.

24. We note the information presented in the balance sheet and in the statement of cash flows regarding book overdrafts. If significant, discuss in the discussion of liquidity and capital resources, the company`s cash management policy.

25. We note disclosure that your revenues, specifically those for Lumber & Lumber Sheet Goods, tend to rise and fall based on price fluctuations. If you consider these changing prices to be materially affect your net sales, discuss the impact of inflation and changing prices on your net sales and revenues and on income from continuing operations. See Regulation S-K, Item 303(a)(3)(iv).

Nine Months Ended September 30, 2004, page 38
Interest Expense, page 39

26. We note that you attribute increased interest expense for the nine months ended September 30, 2004, to higher average debt levels and higher average interest rates. Please quantify the changes in each factor.

Industry Overview and Trends, page 49
Large, Fragmented Market

27. Please disclose the basis for your statements regarding residential new construction.

Strong Housing Fundamentals

28. For sources you cite here and throughout this section, please supplementally advise us whether you funded or were otherwise affiliated with the studies or reports which are publicly available;
and either file consents for sources that are not publicly available, or explain why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. Please also comply with this comment under Business-Our Competitive Strengths.

29. In addition, please tell us whether you believe the materials from which your statements are based are the most recent materials on the subject by the sources. Please tell us whether they have been made available to the public, without payment of subscription or similar fees. Have any of the materials upon which these statements are based been published in widely circulated media of general interest or among industry participants? If so, please tell us when and where.

Business, page 53
General

30. Please provide the information required by Item 101(a)(1) of Regulation S-K.

31. Please consider providing your Internet address, if you maintain a website, as suggested by Item 101(e)(3) of Regulation S-K.

Our Strategy, page 55

32. We note your statement that you have increased your sales to production homebuilders at a faster rate than production homebuilders have increased their market share. Please revise since this appears to be an inappropriate comparison.

33. In your discussion of pursuing strategic acquisitions on page
56,
state whether management has identified specific geographic areas or entered into serious negotiations to establish a market presence.

Competition, page 61

34. Disclose the principal methods of competition within your industry and, if known or reasonably available to you, state the positive and negative factors affecting your competitive position, as applied to the methods of competition you identify. See
Regulation
S-K, Item 101(c)(1)(x).

Facilities and Properties, page 62

35. Please disclose your physical property, including the nature and location, in accordance with Item 102 of Regulation S-K. In addition, please state the material provisions of your leases for rented properties.

Principal and Selling Stockholders, page 71

36. Please state in your prospectus whether JLL Building Products is a broker-dealer or an affiliate of a broker-dealer or confirm to us supplementally that no selling security holder is a broker-dealer or an affiliate of a broker-dealer. We may have additional comments upon review of your response.

37. Please identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov, and revise or advise.

38. Disclose when each of the selling security holders acquired the shares of common stock and the nature of the transaction.

Certain Related Party Transactions, page 73

39. We note your disclosures in Note 7 to the Condensed
Consolidated
Financial Statements on page F-40. Revise this section to reflect all transactions with any beneficial owner since the beginning of your last fiscal year, in which the amount involved was greater than
$60,000. See Regulation S-K, Item 404(a). File these contracts as exhibits to your Registration Statement. See Item 610(b)(10)(ii)(A).




Shares Eligible for Future Sale, page 80
Sales of Restricted Shares and Lock-Up Agreements

40. Please disclose what factors will be used in any determination to release shares from the lock-up agreement. Also, disclose and describe any exceptions to the lock-up.

Underwriting, page 85

41. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the Division`s Office of Chief Counsel has reviewed and approved these procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

42. Tell us whether you or the underwriters have any arrangements with a third-party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Please also provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

43. Supplementally advise us whether you are doing a directed share program. If so, please confirm, if true, that:

* Except for the underwriting commission, the offers and sales are on the same terms as those offered to the general public;
* No offers were made prior to the filing of the registration statement;
* Offers were made only with the prospectus; and
* No funds have been or will be committed or paid prior to effectiveness of the registration statement.

Also, if you are doing a directed share program, please state whether or not the shares purchased as part of the directed share program will be subject to the lock-up agreement and provide us with copies of the materials that you sent to the directed share program participants.

Experts, page 89

44. We note that you have referred to experts under Note 7, Facility
Closure Costs ("The estimated fair value was determined based on a quoted market price as estimated by an independent third party")(page
F-16); Note 9, Discontinued Operations ("The estimated fair value was determined based on a quoted market price as estimated by an independent third party.")(page F-18); and, Note 5, Discontinued Operations ("During 2004, the Company received an updated estimated market price from an independent third party.")(p. F-39). If you retain the references to experts, identify the experts and file their consents. Please refer to Section 436(b) of Regulation C.

Consolidated Statements of Operations, page F-3

45. Please separately breakout the gain or loss recognized on the disposal from the income (loss) from discontinued operations in the statement of operations or in disclose this amount in footnote 9.
Refer to SFAS No. 144, paragraph 43.

Notes to Consolidated Financial Statements
Sales Recognition, page F-7

46. We have noted your disclosure on page 54, "We also provide our customers with a full range of services, including professional installation, turn-key framing and shell construction, and design."
Please provide us with a breakdown of product and service revenues for the periods presented. If greater than 10%, separately disclose your product sales and services and the respective cost of goods sold and services provided. Refer to Item 5-03(b)(1)-(2) of Regulation S-
X.

Inventories, page F-8

47. Please disclose the major classifications of your inventory balances. Refer to Rule 5-02(6) of Regulation S-X. Since the company has manufacturing activities, we assume that inventory consists of raw materials, work in process and finished goods. As necessary, revise the disclosure on page F-8.

Insurance, page F10

48. We note that the company discounts its workers` compensation liability based upon estimated future payments streams at its risk-free rate. Please explain to the staff how the company determines the timing of the cash outflows and the extent to which the information about the amount and timing of the cash flows is known with certainty.

49. Note 11 shows insurance self-retention reserves as a component of current accrued liabilities. It is not clear whether this relates to workers` compensation. Please advise. In addition, please advise the staff of the components of Other long-term liabilities. Please provide the staff with information about the nature of the items resulting in the deferred tax asset relating to accrued expenses. Goodwill and intangibles with indefinite lives, page F-11

50. Disclose more specifically the date or dates selected by the company for its annual assessment of goodwill for impairment. We note that you indicate the annual test takes place in the fourth quarter of each year.

14. Employee Stock Based Compensation, page F-23

51. Please provide us with your analysis used to determine the exercise price of your stock options in each of the years presented and the subsequent interim period. We note all of the options granted
during the three year period ended December 31, 2003 were granted at
an exercise price of $1 per share. We also note, according to the information on page F-38, that during the nine month period ended September 30, 2004 the company granted options for approximately 15.1 million shares at an exercise price equal to the estimated fair value of on the date of grant. Based upon the information under Item 15, Recent Sales of Unregistered Securities, it is unclear whether the options for 15.1 million shares were granted at an exercise price of
$0.315 per share, which appears to be the fair value determined by the company subsequent to a special cash dividend of $0.56 per share declared on February 25, 2004. For all options granted, please provide the staff with the objective information and analysis or valuation report used determine fair value at the date of grant and the fair value following the February 25, 2004 special cash dividend and the dividend paid on about February 11, 2005 as mentioned on page
26.

52. Describe the financial performance targets applicable to accelerated vesting of stock options.

53. Provide us an analysis of all equity issuances since your formation. For each issuance, identify the fair value and your basis for determining fair value. To the extent applicable, reconcile the fair values you used for equity issuances to the fair value indicated by the anticipated IPO price range.

54. Please provide disclosure to include the following information for equity instruments granted during the 12 months prior to December
31, 2004 by grant date:

* Fair Value of common stock;
* Intrinsic value per option, if any;
* Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and
* If the valuation specialist was a related party, indicate as such.

55. Please explain to us your decision to use a dividend yield of 0.00% in your Black-Scholes option-pricing model in consideration of the dividends paid on February 25, 2004 and February 11, 2005.

56. In MD&A, disclose the aggregate intrinsic value of all outstanding options based on the estimated IPO price.

16. Commitments and Contingencies, page F-25

57. Your disclosure is not clear as to whether you believe that the risk of legal proceedings in this disclosure is remote or reasonably possible. You state that you do not believe that material costs are likely which could be interpreted to mean that there is a reasonably possible chance that a material loss could occur. Please explain to us what is your assessment of your legal proceedings.

3. Employee Stock Based Compensation, page F-37

58. We noted that as part of your special cash dividend of $0.56 per share on February 25, 2004, you adjusted the exercise price of stock options from $1.00 per common share to $0.315 per share. These adjustments are greater than cash dividend per share amount. In consideration of the Interpretation to Question 11(c) in FASB Interpretation No. 44, it is unclear to us how the reduction in the exercise price of the options could exceed the amount of the dividend. In addition, please explain to us how you allocated the adjustment between the exercise price of stock options from $1.00 per common share to $0.315 per share and to adjust certain other options from $0.25 per common share to $0.1125 per common share.

59. We have noted that your cash dividend of $139.6 million to shareholders on February 25, 2004 reduced retained earnings by $50.7 million and reduced additional paid-in capital by $88.9 million. In consideration of Section 214, Pro rata stock distributions to shareholders, in the SEC Codification of Financial Reporting Policies, and APB No. 25 and related interpretations in accounting for your employee stock-based compensation costs, please tell us the accounting literature that you cited to account for your cash dividend in this manner, as opposed to the entire dividend reducing retained earnings. In addition, please confirm to us that this allocation is allowed under the applicable state law of your jurisdiction.

Segment Disclosure

60. We have noted your disclosure on page 34 that you manage your business as a single operating segment. However, we have also noted your disclosure on page 62, that you are organized into three regional operating groups: Atlantic; Central; and Southeast. We have also noted that you have presented your corporate organization into these three groups on your website. Further, we have noted in your
Management section on page 65, that each of these three regional operating groups has its own President.

61. Please provide us with the reports regularly reviewed by the Chief Operating Decision Maker (CODM), so we can better understand your determination that you only have one reportable segment.

62. Provide information about the amount of revenue generated from each major customer, if any. We note that the information on page 11 under the caption, The Loss of Any of Our Significant Customers
Could
Affect Our Financial Health, has been left blank. It is therefore unclear at this time whether the company has any major customers as defined in SFAS 131.

Quarterly Data

63. If practical, include in Management Discussion and Analysis your quarterly data similar to that prescribed in Item 302 of Regulation
S-K. We suggest that the data be provided for at least the most recently completed fiscal year, if the information for each of the two most recently completed fiscal years are not reasonably available.

Exhibits

64. We note that you plan to file several exhibits by amendment, including the legality opinion. Please note that we will review these exhibits when they are filed and may have comments on them or on related disclosure in the prospectus.

65. We note your disclosure on page 13, that you "are a holding company that derives all of our operating income from our subsidiaries." Therefore, please provide Exhibit 21, Subsidiaries of the registrant.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.













      You may contact Ryan Rohn, Staff Accountant, at (202) 824-
5525
or Nathan Cheney, Assistant Chief Accountant, at (202) 942-1804 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 824-5495 or me at (202) 942-2864 with any other questions.



Sincerely,




Jennifer Hardy
Branch Chief


cc: 	Allison L. Amorison, Esq. (via facsimile 302/651-3001)
	Skadden, Arps, Slate, Meagher & Flom LLP
	One Rodney Square
	P.O. Box 636
	Wilmington, Delaware 19899-0636
??

??

??

??

Donald F. McAleenan
Builders FirstSource, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE